PRESS RELEASE                                  UNILAB CORPORATION
                                               (AMEX:ULB)
                                               18448 Oxnard Street
                                               Tarzana, CA  91356
                                               www.Unilab.com


                                               For Further Information:
                                               Charles Kim
                                               Phone: (818) 758-6607
                                               e-mail: IRelations@Unilab.com


IMMEDIATE RELEASE
April 30, 1998


               UNILAB CORPORATION ANNOUNCES FIRST QUARTER RESULTS

TARZANA, CA, April 30, 1998 -- UNILAB Corporation (AMEX: ULB) announced today that net sales for the quarter ended March 31, 1998 were $54.5 million, an increase of 2.8% from $53.0 million in the same period last year. The Company reported net income for the quarter of $3.1 million, or $0.07 per common share, compared to a net loss of $1.1 million, or ($0.03) per common share in the same period last year.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $8.4 million for the quarter, or 15.5% of sales, compared to $4.5 million, or 8.5% of sales, for the same period last year.

"Our first quarter results represent a record performance for Unilab, and are consistent with the improving results we have reported over the last year" said David Weavil, Unilab's Chairman and CEO. "These results should reassure Unilab's shareholders that management continues to be focused on improving the Company's financial performance."

While the Company performed testing for almost the same number of patients this quarter compared to the first quarter of last year, pricing increased by more than 4.0%. Weavil added, "we are satisfied that these trends represent our commitment to actively manage the profitability of our business and selectively withdraw from businesses where warranted."

Weavil continued by stating, "Unilab's management team will continue efforts to improve operating efficiencies and processes. We have continued to make progress in reducing our operating expense base, while at the same time, seeking to improve service to existing customers. Additionally, we are selectively prospecting growth opportunities."

Unilab's cash position at the end of the first quarter was $16.9 million, reflecting strong receivables collections that maintained the number of days sales outstanding ("DSO")--a measure of billing and collection efficiency--at 64 days. This DSO is the same as the last quarter in 1997, and ahead of the 68 days in the same quarter last year.

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1997 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.


                              - tables to follow -

                               Unilab Corporation
                             Statement of Operations
(amounts in thousands, except per share data)                             Three months ended March 31,
                                                                         1998                      1997
Revenue                                                                  $54,530                   $53,033

Direct Laboratory and Field Expenses:
    Salaries, Wages and Benefits                                          16,823                    17,820
    Supplies                                                               7,613                     7,551
    Other Operating Expenses                                              13,129                    13,982
                                                                          ------                    ------
                                                                          37,565                    39,353
                                                                          ------                    ------

Amortization and Depreciation                                              1,985                     2,153
Selling, General and Administrative Expenses                               8,534                     9,155
                                                                           -----                     -----

    Total Operating Expenses                                              48,084                    50,661

Operating Income                                                           6,446                     2,372

Other Income (Expenses)
    Interest Expense, net                                                 (3,374)                   (3,507)

Income (Loss) Before Income Taxes                                          3,072                    (1,135)

Net Income (Loss)                                                          3,072                    (1,135)

Preferred Stock Dividends                                                     33                        36
                                                                              --                        --

Net Income (Loss) Available to Common
    Stockholders                                                           3,039                   ($1,171)
                                                                           =====                   ========

Basic and Diluted Earnings per Share:
Net Income (Loss)                                                          $0.07                    ($0.03)

EBITDA                                                                    $8,431                    $4,525

                               Unilab Corporation
                                  Balance Sheet

                                                                       March 31,                 December 31,
(amounts in thousands)                                                   1998                        1997
                                                                         ----                        ----

Cash and Cash Equivalents                                                $16,906                   $11,652
Accounts Receivable, net                                                  38,067                    36,583
Other Current Assets                                                       4,223                     4,106
                                                                           -----                     -----
     Total Current Assets                                                 59,196                    52,341


Fixed Assets, net                                                         12,428                    13,160


Goodwill and Other Intangible Assets                                      45,965                    46,430


Other Assets                                                               6,607                     6,769
                                                                           -----                     -----


Total Assets                                                            $124,196                  $118,700
                                                                        --------                  --------


Total Current Liabilities                                                 26,861                    23,791


Long-Term Debt, net of current portion                                   123,967                   124,285
Other Liabilities                                                          2,529                     2,907


Total Shareholders' Deficit                                             (29,161)                  (32,283)
                                                                        --------                  --------


Total Liabilities and Shareholders' Deficit                             $124,196                  $118,700
                                                                        --------                  --------